SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(publicly held company)
CNPJ No.º 00.001.180/0001-26

CALL NOTICE
Ordinary and Extraordinary General Meeting

We hereby call the Shareholders of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company”) to convene in an Ordinary and Extraordinary General Meeting ("Meeting” or “OEGM"), to be held on April 29,2025, at 2:30 p.m., exclusively digitally, through Zoom digital platform (“Digital Platform”), pursuant to Law No. 6,404, of December 15, 1976 (”Brazilian Corporate Law”), CVM Resolution No. 81, of March 29, 2022 (“RCVM 81”) and the Company's Bylaws, without prejudice to the right to vote remotely, to resolve on the following Agenda:

In Ordinary General Meeting:

1.              Take the management accounts, examine, discuss and vote on the Management Report and the Complete Annual Financial Statements of the Company for the fiscal year ended December 31, 2024;

2.              Resolve on the proposal of the Company's management for the allocation of net income for the fiscal year ending December 31, 2024, and the distribution of dividends;

3.              Elect the members of the Board of Directors for a unified term of two (2) years, as well as to decide on, as applicable to each candidate, (i) the characterization as an independent member; and (ii) under the terms of article 147, paragraph 3, of the Brazilian Corporate Law, the waiver of the requirements set forth in items I and/or II of said provision;

4.              Set the number of members of the Fiscal Council and their substitutes at five (5), if installed;

5.              Elect the members of the Fiscal Council, if installed, to exercise their term until the next Ordinary General Meeting; and

6.              Set the overall annual compensation of the management, external members of the advisory committee and members of the Fiscal Council (if installed) for the fiscal year of 2025.

In Extraordinary General Meeting:

1.              Regarding the Merger of Eletropar by Eletrobras (“Merger”):

1.1.         Ratify the appointment of Pricewaterhousecoopers Auditores Independentes Ltda. (“PwC”) as the appraisal company responsible for preparing the appraisal report on the net book value of Eletrobras Participações S.A. (“Eletropar’s Accounting Appraisal Report” and “Eletropar”, respectively);

1.2.         Approve the Eletropar’s Accounting Appraisal Report;

1.3.         Ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal company responsible for preparing the appraisal report, for the purposes of article 264 of the Brazilian Corporate Law, of the Company (“Eletrobras’ Appraisal Report of Article 264”) and Eletropar (“Eletropar’s Appraisal Report of Article 264”);

1.4.         Approve the Eletrobras’ Appraisal Report for Article 264 and the Eletropar’s Appraisal Report for Article 264;

1.5.         Approve the Protocol and Justification of the Merger, entered into between the officers of the Company and the officers of Eletropar, which establishes the terms and conditions of the merger of Eletropar by the Company (“Merger” and “Protocol and Justification”, respectively);

1.6.         Approve the Merger, under the terms of the Protocol and Justification;

1.7.         Approve the amendment to the Company's Bylaws to amend the caput of article 4 of the Company's Bylaws, due to the increase in the Company's capital stock resulting from the Merger; and

1.8.         To authorize the managers of Eletrobras to carry out all the acts necessary to implement the Merger.

2.              Approve, with effectiveness conditional upon the approval of the competent authority, the following amendments to the Company's Bylaws: Amendment to paragraph 5 of the current Article 25 of the Bylaws, to establish a new tie-breaking rule within the scope of the Board of Directors.

3.              Approve, with effectiveness conditional upon the approval of the competent authority, the following amendments to the Company's Bylaws: Amendment to (i) paragraph 2 of the current Article 28 of the Bylaws, to reduce the minimum number of independent candidates from 6 (six) to 5 (five); and (ii) paragraph 4 of the current Article 28 of the Bylaws, to include criteria for assessing the independence of members of the Board of Directors.

4.              Approve, with effectiveness conditional upon the approval of the competent authority, the following amendments to the Company's Bylaws: Amendment to the current Article 43 of the Bylaws to make the Fiscal Council permanent and define its composition as 5 (five) full members and their respective alternates.

5.              In the event that any of the resolutions listed in items 1, 2, 3 and/or 4 above are approved, to approve: (i) the consolidation of the Company's Bylaws, taking into account all amendments approved by the shareholders at the Meeting, including any adjustments to numbering, use of defined terms, and cross-references applicable to the provisions of the Bylaws, due to the inclusion or exclusion of provisions, as approved by the competent authority; and (ii) if necessary, that the Board of Directors take administrative measures to reflect, in the consolidated version of the Bylaws, what was approved by the shareholders at the Meeting and by the competent authority, including for the purposes of filing, publication, and compliance with other applicable legal and regulatory provisions.

Specific clarification on the OEGM’s agenda:

(a)	The approval of item 1 does not depend on approval by ANEEL;
(b)	All the statutory amendments in items 2 to 4 depend on ANEEL's approval for them to take effect; and
(c)	Item 5 will only be put to the vote if items 1, 2, 3 or 4 are approved.

General Information

To promote the broad participation of Shareholders, the OEGM will be held exclusively digitally, so that the Shareholder may participate through:

(i)	submission of a distance voting ballot (“BVD”), with detailed guidelines on the documentation required for distance voting available in the Management Proposal and the BVD; and
(ii)	Digital Platform, either in person or by proxy, in which case the Shareholder may: (a) simply attend the OEGM, whether or not they have submitted the BVD; or (b) attend and vote at the OEGM, noting that for Shareholder who have already submitted the BVD and intent to vote at the OEGM, all voting instructions submitted through the BVD will be disregarded.

Participation via Digital Platform

The shareholders who intent to participate or vote in the OEGM, via the Digital Platform, must obligatorily register on the website https://qicentral.precisao-i.com/m/agoe-eletrobras-2025 and submit all the documents required for qualification[1] by 11:59 p.m. on April 27,2025, subject to the other deadlines, conditions and procedures set forth in the Management Proposal published on this date.

In case of shareholder representation by proxy, in addition to submitting the documents proving the shareholder's status and representation, the proxy must register their data on the website https://qicentral.precisao-i.com/m/agoe-eletrobras-2025 and, through this platform, indicate each shareholder they will represent, observing the other deadlines, conditions and procedures set forth in the Management Proposal published.

In the event of insufficient documentation, the shareholder must complete it on the same website https://qicentral.precisao-i.com/m/agoe-eletrobras-2025, by 11:59 p.m. on April 27, 2025. No additional deadline will be given for remedying insufficient documentation.

[1] Required documents: (A) Natural person: photo ID of the shareholder; or, if the case, ID of their attorney-in-fact and the respective power of attorney, signed less than one (1) year ago; (B) Legal entity: (i) up-to-date constitutive acts (bylaws/ articles of incorporation), registered with the competent body; and (ii) photo ID of the legal representative/ attorney-in-fact and corporate documents/ powers of attorney proving their powers of legal representation; (C) Investment fund: (i) latest consolidated regulations; (ii) updated constitutive acts (bylaws/articles of incorporation) of the administrator or fund manager, as the case may be; (iii) photo ID of the legal representative/attorney; and (iv) corporate documents proving their powers of legal representation. Access the Management Proposal for more information.

If an accredited shareholder does not receive confirmation of virtual access to the OEGM up to eight (8) hours before the start of the OEGM, they must contact the Company's Investor Relations department by e-mail assembleiavirtual@eletrobras.com up to four (4) hours before the start of the OEGM.

Participation via BVD

Under the terms of RCVM 81, shareholders, within the period of up to four (4) days prior to the OEGM, that means up to 11:59 p.m. on April 25, 2025, may exercise their vote remotely by transmitting the instructions for filling in the BVD to one of the following recipients: (a) the bookkeeping agent for the shares issued by the Company, Itaú Corretora de Valores S.A.; (b) its custody agent which provides this service, if the shares are deposited with a central depositary; (c) the central depositary; or (d) directly to the Company.

The BVD will be considered invalid and will not be processed by the Company if it is submitted without the required documentation to prove the shareholder or proxy status and/or if it is submitted after the deadline of four (4) days before the OEGM.

Until the deadline for submission has expired, the BVD may be corrected and resubmitted by the shareholder to the Company, in compliance with the procedures and other deadlines set forth in RCVM 81, provided that no BVD will be accepted after the deadline has expired. If there are any items not completed after the expiry of the four (4) day period preceding the OEGM, the Company will consider them as instructions equivalent to abstaining from voting.

Information on the requirements for appointing members to the Board of Directors and the Fiscal Council, the election process and filling in the BVD

The election of the members of the Board of Directors and, if installed, of the Fiscal Council will be carried out by vote for candidate(s), observing the possibility of adopting the multiple vote for the election of the Board of Directors, as well as the separate election by preferred shareholders of one member for the Board of Directors and another for the Fiscal Council, if there is a valid request under current legislation.

If the Extraordinary Shareholders' Meeting called for April 29, 2025, at 1:00pm, approves the matter relating to the Conciliation Agreement with the Federal Government (“EGM Conciliation”), the number of vacancies for ordinary shareholders will be automatically reduced (i) from nine (9) to six (6) for the Board of Directors; and (ii) from four (4) to three (3) for the Fiscal Council, assuming that the number of vacancies will be fixed at five (5).

Nominations of candidates for the Board of Directors and/or the Fiscal Council, whether or not they are included in the BVD, must fulfill all applicable legal and statutory requirements.

It is essential that the Shareholders consult the guidelines on nominating candidates and filling in the BVD with regard to the election of members of the Board of Directors and the Fiscal Council. There are different possible scenarios depending on the outcome of the Conciliation Agreement between the Company and the Federal Government, which may directly impact the vote. Detailed instructions can be found in the Management Proposal available on the Company's websites (https://ri.eletrobras.com/), CVM (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/pt_br/).

Multiple Voting

Shareholders representing at least five percent (5%) of the shares with voting rights may request, up to 48 hours before the OEGM (which means up to 2:30 p.m. on April 27, 2025), the adoption of the multiple voting process for the election of the members of the Company's Board of Directors.

It is recommended that requests for the adoption of multiple voting be submitted as far in advance as possible, in order to facilitate their processing by the Company and enable the participation of other shareholders.

Requests for the adoption of multiple voting for the election of members of the Board of Directors may be made through the BVD or sent directly to the Company's Investor Relations department via email at assembleiavirtual@eletrobras.com.

Installation of the Fiscal Council

The Fiscal Council may be installed at the request of shareholders representing at least two percent (2%) of the shares with voting rights (ordinary shares issued by the Company), or one percent (1%) of the shares without voting rights (class “A” and class “B” preferred shares issued by the Company).

Declaration of Membership in a Group of Shareholders

Due to the limitation on the exercise of voting rights pursuant to articles 6 and 7 of the Company's Bylaws, the Company requests, for the purposes of the timely examination of the matter, that shareholders included in the legal situations contemplated in article 8 of the Company's Bylaws inform, up to two (2) days prior to the date designated for the OEGM, that is, up to 11:59 p.m. on April 27, 2025, which are the members of any group of shareholders, subject to the procedures and considerations set forth in the Management Proposal published on this date.

Additional Information

The Management Proposal, with detailed information on the rules and procedures for participation and/or remote voting at the OEGM, including additional guidelines for sending the BVD, as well as all documentation pertinent to the matters to be resolved at the OEGM, pursuant to Brazilian Corporate Law and RCVM 81, are available on the Company's websites (https://ri.eletrobras.com/), CVM (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/pt_br/).

Rio de Janeiro, March 27, 2025.

Vicente Falconi Campos

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.